The mining industry continued to benefit from strong prices for most mining commodities, although this has been at least partially offset by significantly rising costs thus squeezing the margins for most producers. Although these factors resulted in a slight pull back in commodity prices in the second half of the year, they still remained much higher than historic levels, providing for a very buoyant mining sector with increased levels of exploration spending and mine investment. Subsequent to year end the uncertainty with the currency markets produced a strong pull back of share prices, as selling to cover liquidity concerns spilled over from financial assets into mining sector shares.

Despite this downtrend subsequent to year end, the past year has been a very successful one for Portal Resources Ltd. with:

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A successful initiative to increase the Company’s working capital which closed subsequent to year end raising C$5.126 million in gross proceeds.

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Drilling further defined the high grade Principal Vein at Arroyo Verde.

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Drilling defined wide zones of higher grade molybdenum
mineralization at the Refugio-Porvenir porphyry target.

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Drill targets have been established and permitting started at the Tiger uranium project.

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The Cerro Solo Basin joint venture added significantly to the La Pampa uranium project, and work began on defining drill targets.

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Acquisition of the Slick Rock uranium project added exciting potential to Portal’s uranium initiative in the USA.

During the year Portal completed three drilling programs, one at Anchoris and two at Arroyo Verde. At the Anchoris copper-gold porphyry project, geophysical surveys defined large chargeability anomalies in three zones over a strike length of 8 kilometers. Even though the initial drill program was limited in scope due to permitting restrictions, wide zones of copper-gold mineralization were intersected in one zone and two large low grade porphyry systems were identified.

At Arroyo Verde, drilling continued to define the high grade zone of the gold-silver bearing epithermal Principal Vein, while additional drilling on the Refugio-Porvenir molybdenum target intersected wide zones of molybdenum mineralization in a zone of intense alteration and quartz stockwork.

In the past year Portal has substantially strengthened its move into uranium exploration. Although at year end uranium prices were coming off their highs of US$135/lb U3O8, the projected imbalances in supply/ demand for uranium to supply the new “green” nuclear energy industry suggests high uranium prices will continue.

Portal, emphasizing its uranium focus, is well positioned to take advantage of this trend with three major projects in established uranium districts with excellent potential for discovery of major new ore bodies. In Argentina, both the Tiger and La Pampa uranium projects are progressing well towards the drilling stage.

At Tiger, within the Sierra Pintada Mining District, drill targets have been established and permitting applications have been made for a major drill program.

At La Pampa, joint venturing of claims owned by Consolidated Pacific Bay Minerals Ltd. with its projection of an established mineralized trend, has increased the exploration potential. Mapping and sampling began within the La Pampa properties and is advancing well towards defining drill targets.

Finally late in the year, Portal added the exciting Slick Rock project located in the major uranium and vanadium producing Uravan Mineral Belt in western Colorado USA. At the Slick Rock properties, which are closely surrounded by historic producers and properties with defined resources, permitting applications have been submitted for an initial program of wide spaced drilling to test the projections of the surrounding mineralized trends onto Portal’s ground.

Portal plans to aggressively pursue its advanced exploration targets with drilling programs at Anchoris and its uranium projects as environmental permits are obtained. At Arroyo Verde, Portal is evaluating its options as to additional drilling on both the Principal Vein and Refugio-Porvenir porphyry system or to seek joint venture partners for further exploration on these targets.

On behalf of the Board of Directors,